SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 28, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips to review options for its Domestic Appliances business”, dated January 28, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 28th day of January 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

January 28, 2020

Philips to review options for its Domestic Appliances business

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced that it will review options for future ownership of its Domestic Appliances business. Philips will start the process of creating a separate legal structure for this business within the Philips Group, which is expected to be completed in 12 to 18 months. The Domestic Appliances business is a global leader with EUR 2.3 billion sales in 2019 in kitchen appliances, coffee, garment care and home care appliances with successful products such as the Airfryer XXL, Automatic Coffee Machine with LatteGo, Perfect Care Elite steam generator, Air Purifier and SpeedPro Max Aqua vacuum cleaner.

“We have significantly improved the performance of the Domestic Appliances business over the years, which has made a very important contribution to Philips, however this business is not a strategic fit for our future as a health technology leader,” said Frans van Houten, CEO of Royal Philips. “We are committed to finding a good home for this business to continue to thrive and grow over time, as we expand and invest in our consumer health and professional healthcare related businesses.”

“We are also committed to a seamless transition of the Domestic Appliances business with continuity for our employees, partners and customers,” added Frans van Houten. “At the same time, we will continue to innovate and invest in our Personal Health businesses in areas such as oral care, mother & child care and personal care, to empower people to take control of their own health and well-being needs.”

Philips is a leading provider of integrated solutions to improve people's health and optimize care provider productivity across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Following the disentanglement of the Domestic Appliances business, Philips’ EUR 3.5 billion Personal Health businesses will continue to play an important role in the company’s integrated health continuum approach through connected products and solutions to support the health and well-being of people.

For further information, please contact:

Steve Klink
Philips Global Press Office
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Ksenija Gonciarenko
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: ksenija.gonciarenko@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips' health technology portfolio generated 2018 sales of EUR 18.1 billion and employs approximately 80,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.